August 27, 2024

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Yifang Capital Industrial Park
No. 33 Pingshan Industrial Road, Building A, 16F
Tangxia, Dongguan, Guangdong, China

       Re: Baiya International Group Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 1, 2024
           File No. 333-275232
Dear Siyu Yang:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed August 1, 2024 Capitalization, page 70

1. The amount of actual long-term liabilities (including current and non-current portion) as of December 31, 2023 of $413,156 presented here does not appear to agree with the amount presented on the balance sheet on page F-3. Please advise or revise as appropriate.
2. You state in note (2) to the table you expect the net proceeds of the offering to be approximately $12.91 million. Please tell us how you computed the net proceeds and the consistency of the computation with expenses associated with the offering disclosed on pages 155, 159 and elsewhere. Ensure consistency of the net proceeds reflected here and in "Dilution."
3. It appears the shares indicated in note (1) to the table are included in the actual amount at
       December 31, 2023. Please explain to us why this note is relevant or remove it.
 August 27, 2024
Page 2

4. The amount presented here as total shareholders' equity does not agree with the amount presented on pages F-3 and F-5 in that the amount here excludes the amount for non-
       controlling interests. Please revise as appropriate.
General

5. We note your written response and your revised disclosures in response to comment 1.
       However, we reissue our comment as we note changes in your disclosure from your
       February 14, 2024 filing to your discussion of the legal and operational risk associated with your VIE operations in China through the Contractual Arrangements. The Sample
       Letters to China-Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of February 14, 2023.
       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services